
05009350

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

RECEIVED
2005 JUN 29 A 11:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 15, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated March 3, 2005, Supreme Court of Canada dismissal of application for leave to appeal a 1996 $6.7 million income tax reassessment

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
JUN 30 2005
THOMSON FINANCIAL

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

ATCO GROUP

News Release

FILE NO. 82-34745

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release
March 3, 2005

ATCO Ltd. Press Release

CALGARY, Alberta – ATCO Ltd. (ATCO) announced today that the Supreme Court of Canada has dismissed its application for leave to appeal and will not hear ATCO's appeal of a $6.7 million income tax reassessment relating to its 1996 disposal of ATCOR Resources Ltd. ("ATCOR").

In 2001, ATCO received and paid an income tax reassessment of $8.4 million relating to the 1996 disposal of ATCOR. ATCO did not agree with the reassessment and appealed the matter to the courts.

In August 2003, ATCO was successful in its appeal to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favour of ATCO for $1.7 million of the $8.4 million reassessment. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. ATCO completed its application for leave to appeal the Federal Court of Appeal's decision to the Supreme Court of Canada in October 2004.

Due to the uncertainty as to whether the Supreme Court of Canada would hear ATCO's appeal, ATCO charged $6.7 million to earnings in its 2004 financial statements. Therefore, there will be no effect to ATCO's 2005 financial statements as a result of the Supreme Court of Canada's decision to not hear ATCO's appeal.

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

June 15, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- By-Law No. 2 adopted January 12, 1984, filed April 6, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,



Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

ATCO LTD.

BY-LAW NO. 2

A by-law respecting the borrowing of money, the giving of guarantees and the giving of security by ATCO LTD. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

The directors of the Corporation may from time to time:

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d) mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Corporation;

(e) delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation.

In the event any provision of any other by-law of the Corporation now in force is inconsistent with or in conflict with any provision of this by-law, the provisions of this by-law shall prevail to the extent necessary to remove the inconsistency or conflict.

This by-law shall remain in force and be binding upon the Corporation as regards any party acting on the faith thereof until a copy, certified by the Secretary of the Corporation, of a by-law repealing or replacing this by-law shall have been received by such party and duly acknowledged in writing.

ADOPTED the 12th day of JANUARY, 1984, by the shareholders of the Corporation and to become effective upon the issue of the certificate of continuance continuing the Corporation under the Business Corporations Act.



Executive Vice-President (c/s)



Secretary